Thompson Creek Metals Company Inc.

26 West Dry Creek Circle, Suite 810

Littleton, CO 80120

May 23, 2012

TRANSMITTED VIA EDGAR

John Reynolds

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Re:                 Thompson Creek Metals Company Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 27, 2012

File No. 001-33783

Dear Mr. Reynolds:

We have reviewed your letter to us dated May 21, 2012, setting forth comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) on the Form 10-K of Thompson Creek Metals Company Inc. (the “Company”) filed on February 27, 2012 (the “Form 10-K”).  This letter responds to the comments in your letter.  For your convenience, we have keyed the responses to the comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Exhibits

Comment:

1. We note you have not filed the agreement with Sojitz Moly Resources, Inc. regarding the Endako Mine Joint Venture as disclosed on page 19.  Please file this agreement and any amendments pursuant to Item 601(b)(10) of Regulation S-K or explain why this agreement is not material to investors.

Explanation:

The agreement disclosed on page 19 is filed as Exhibit 10.11 to our Form 10-K.  Exhibit 10.11 is the Exploration, Development and Mine Operating Agreement, dated June 12, 1997, between Thompson Creek Mining Ltd. (“TCML”) and Nissho Iwai Moly Resources, Inc. (incorporated by reference to Exhibit 10.8 to the Company’s Annual Report on Form 10-K filed with the

Commission on February 25, 2010).  In the first full paragraph on page 19, we note that Sojitz Moly Resources, Inc. (“Sojitz”) was formerly named Nissho Iwai Moly Resources, Inc. (Canada).  In the first sentence of the section on page 19 titled “Endako Mine joint venture,” we note that the joint venture was formed on June 12, 1997 pursuant to the terms of the Exploration, Development and Mine Operating Agreement between TCML and Sojitz.  In order to avoid confusion, in future filings, we will note in the list of Exhibits that Nissho Iwai Moly Resources, Inc. is the former name of Sojitz.

Proxy Statement on Schedule 14A filed March 26, 2012

Proxy Card

Comment

2. Please confirm that in future filings you will revise your proxy card, as needed, to reflect an advisory vote to approve compensation paid to the company’s named executive officers.  For guidance see Exchange Act Rules C&DI, Question 169.07.

Explanation:

We confirm that we will so revise our proxy card in future filings, as needed.

In connection with our response to the staff’s comments, we acknowledge that (i) we are responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at 303-783-6411 if you would like to discuss any of the matters contained in this letter.

Sincerely,

/s/ Wendy Cassity, Esq.

Wendy Cassity, Esq.
Vice President, General Counsel and Secretary

cc: Pamela Howell (Commission)